[Letterhead of Ameritrade Holding Corporation]

June 23, 2005

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Ameritrade Holding Corporation (the “Company”) we respectfully submit this letter in response to the comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from Paul Cline dated June 10, 2005 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter.

Staff Comment 1: Note 16. Derivative Financial Instruments and Hedging Activities, page 59

Please tell us how your prepaid variable forward contract hedging relationship meets the requirements of paragraph 29 of SFAS 133. Specifically, tell us how you determined that cash flows associated with the forecasted sale of Knight shares are probable.

Company response:

The Company entered into a number of prepaid variable forward contracts relating to its investment in Knight shares, each with similar settlement terms. Pursuant to guidance in Derivatives Implementation Group (“DIG”) Issue A1, Definition of a Derivative: Initial Net Investment, the Company determined that each of the prepaid variable forward contracts is a hybrid instrument that is appropriately accounted for as (1) a debt host contract and (2) an embedded zero-cost collar indexed to the fair value of Knight shares that is required to be bifurcated under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company has designated the bifurcated zero cost collars as hedges of the variability in cash flows associated with its forecasted sales of Knight shares.

Under the terms of the prepaid variable forward, the Company can settle the debt host contract by delivering cash or shares at maturity of the contract. Cash flows associated with the forecasted sale of Knight shares are probable since we intend to sell under the terms of the contract a minimum of 6.6 million and up to a total of 7.9 million shares (depending on the market price of the Knight stock) to settle the contracts at maturity. If the total 7.9 million shares are not sold under the forward contract, we have committed to selling the remaining shares (maximum of 1.3 million shares) as part of our hedging designation. We do not have reason to believe that the sale of any residual shares is not feasible as the Knight stock trades in a highly liquid market. Knight is listed on the Nasdaq National Market and had an average daily trading volume of approximately 1.0 million shares per day for calendar 2002, the year before the prepaid variable forward contracts were entered into. More recently, the Knight stock has had an average daily trading volume of approximately 1.8 million shares per day for the 12 month period ended May 31, 2005.

The embedded zero-cost collars on the Knight shares meet the requirements of paragraph 29 of SFAS 133, as explained below (each letter reference is to the lettered subparagraph of SFAS 133, paragraph 29).

a.	The forecasted transaction is our future sale of the Knight shares, which would be accomplished in a single transaction or a series of transactions at the maturity dates of the prepaid forward contracts that share the same risk exposure, as the exposure relates to the sale of a single security — Knight.

Securities and Exchange Commission, June 23, 2005

b.	In 2003, we decided that a large investment in a single equity security such as Knight was no longer appropriate for the Company. As described above, we decided to enter into forward sale agreements for the purpose of hedging the Company against variability in future cash flows resulting from fluctuations in the price of the Knight shares, while deferring the actual sale of the shares (and the resulting income tax liability on the realized gain) to 2006 and 2007.

c.	The forecasted sale of the Knight shares is to a party external to the Company. Holding the shares presents exposure to market fluctuations that would result in variations in cash flows that would affect reported earnings in the period of the sale.

d.	The forecasted sale of the Knight shares is not the acquisition of an asset or incurrence of a liability that will subsequently be remeasured. The forecasted sale relates to a recognized available-for-sale asset that is remeasured with changes in fair value reported in other comprehensive income, not currently in earnings.

e.	The Knight shares are not debt security, therefore this paragraph is not applicable.

f.	The forecasted sale of the Knight shares does not involve a business combination, and is not a transaction involving a consolidated subsidiary, a minority interest in a consolidated subsidiary, an equity method investment, or the Company’s own equity instruments. The Knight shares are an available-for-sale equity investment pursuant to SFAS 115.

g.	The Knight shares are a financial asset, so this paragraph is not applicable.

h.	The hedged transaction is the forecasted sale of a financial asset (the Knight shares). The designated risk being hedged is the risk of overall changes in the hedged cash flows related to the asset, specifically those relating to all changes in the sales price of the asset.

Staff Comment 2: Note 16. Derivative Financial Instruments and Hedging Activities, page 59

Please tell us how you assess prospective and retrospective hedge effectiveness and how you measure hedge ineffectiveness at each measurement date.

Company response:

We determined that the hedging relationship fell within the parameters described in Question 2 of DIG Issue No. G20, Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge. As described in DIG G20 #2:

1.	The hedging instrument is an embedded zero-cost collar.

2.	The exposure being hedged is the variability in expected future cash flows attributed to prices beyond a specified level (in this case, outside the range of the collar).

3.	The assessment of effectiveness was based on the total changes in the option’s cash flows.

We determined that the hedging relationship could be considered “perfectly effective” as it met the following requirements of DIG G20 #2:

1.	The critical terms of the embedded zero-cost collar (such as notional amount, underlying, and maturity date, etc.) completely match the related terms of the hedged forecasted future sales of the Knight shares.

2.	The strike prices of the embedded collars match the specified ranges outside of which our exposure is being hedged.

3.	The prepaid variable forward contracts cash inflows at maturity completely offset the change in cash flows associated with changes in the fair value of the Knight shares outside the ranges of the collars.

4.	The embedded collars within the prepaid variable forward contracts can only be exercised on their contractual maturity dates.

Since we concluded that the hedging relationship may be considered perfectly effective, we record all changes in the collars’ fair value (including changes in the collars’ time value) in other comprehensive income, pursuant to DIG G20 #2.

Securities and Exchange Commission, June 23, 2005

Per your request in the Comment Letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please contact me at (402) 597-7781 or William J. Gerber at (402) 827-8933.

Very truly yours, /S/ JOHN R. MACDONALD John R. MacDonald Executive Vice President, Chief Financial Officer and Treasurer